SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 40)*

                     KEYSTONE CONSOLIDATED INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   49342210900
                                 (CUSIP Number)

                                 WILLIAM C. TIMM
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                              DALLAS, TEXAS  75240
                                 (214) 233-1700


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 29, 1994
                      (Date of Event which requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to by "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  49342210900


     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NL Industries, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a)


                                                                           (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)






     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO

[FN]
* See instructions before filling out.

CUSIP No.  49342210900

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Tremont Corporation

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a)

                                                                           (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)






     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No. 49342210900

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a)


                                                                           (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)






     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filliing out.

CUSIP No. 49342210900

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi Group, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a)


                                                                           (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)






     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No. 49342210900


     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      National City Lines, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a)


                                                                           (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)






     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO

[FN]
* See instructions before filling out.

CUSIP No. 49342210900

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NOA, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a)

                                                                           (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)






     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No. 49342210900


     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Holding Company

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a)


                                                                           (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)






     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO

[FN]
* See instructions before filling out.

CUSIP No. 49342210900


     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a)


                                                                           (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)






     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO

[FN]
* See instructions before filling out.

CUSIP No. 49342210900


     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a)


                                                                           (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)






     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO

[FN]
* See instructions before filling out.

CUSIP No. 49342210900


     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Contran Corporation

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a)


                                                                           (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)






     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     3,605,083
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     3,605,083

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,605,083
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      64.4%
     14
             TYPE OF REPORTING PERSON*

                      CO

[FN]
* See instructions before filling out.

CUSIP No. 49342210900


     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a)


                                                                           (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)






     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     356,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     356,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      356,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.4%
     14
             TYPE OF REPORTING PERSON*

                      EP

[FN]
* See instructions before filling out.

CUSIP No. 49342210900


     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold C. Simmons

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a)


                                                                           (b)



     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)






     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     3,635,083
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     3,635,083

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*   X




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      -0-
     14
             TYPE OF REPORTING PERSON*

                      IN

[FN]
* See instructions before filling out.



                                AMENDMENT NO. 40
                                 TO SCHEDULE 13D

          This amended Statement relates to the Common Stock, $1.00 par value per share (the "Shares") of Keystone Consolidated Industries, Inc., a Delaware corporation (the "Company"). Items 3, 4 and 5 of a Statement on Schedule 13D filed by (i) Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "Master Trust") and NL Industries, Inc. ("NL") as the direct beneficial owners of Shares, (ii) by virtue of the direct and indirect ownership of securities of NL (as previously reported on this Statement) by Tremont

Corporation, Valhi Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Rice Agricultural Corporation, Inc., Dixie Holding Company and Southwest Louisiana Land Company, Inc. and (iii) by virtue of his positions with Contran, the Master Trust and certain of the other entities listed above (as previously reported on this Statement), Harold C. Simmons (collectively, the "Reporting Persons") are hereby amended as set forth below.

Item 3.   Source and Amount of Funds or Other Consideration

          No change except for the addition of the following:

          The total amount of funds required by Contran to acquire the Shares reported in Item 5(c) was $968,562.50 (including commissions). Such funds were or will be provided by Contran's cash on hand and no funds were borrowed for such purpose.

          The Reporting Persons understand that the funds required by persons named in Schedule B to this Statement to acquire Shares was from such persons' personal funds.

Item 4.   Purpose of Transaction.

          No change except for the addition of the following:

          Contran purchased the additional Shares reported in Item 5(c) of this Statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons (other than the Master Trust and Harold C. Simmons) or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons (other than Harold C. Simmons) or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.


          Harold C. Simmons, through Contran, may be deemed to control the Company.

          The Reporting Persons understand that prior purchases of Shares by persons named in Schedule B to this Statement were made for the purpose of each such persons personal investment.


Item 5.   Interest in Securities of the Issuer.

          No change except for the following:

          (a) NL is the direct beneficial owner of 326,050 Shares, or approximately 5.8% of the 5,592,751 Shares outstanding as of April 30, 1994 (the "Outstanding Shares"), according to information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 (the "Quarterly Report"). By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by NL. Harold C. Simmons disclaims all such beneficial ownership.

          As a result of the purchases described under Item 5(b), Contran is the direct beneficial owner of 3,279,033 Shares, or approximately 58.6% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, Contran may be deemed to be the beneficial owner of 3,605,083 Shares, or approximately 64.4% of the Outstanding Shares according to information contained in the

Quarterly Report.

          The Master Trust is the direct beneficial owner of 30,000 Shares, or approximately 0.5% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement the Master Trust may be deemed to be the beneficial owner of 356,050 Shares, or approximately 6.4% of the Outstanding Shares according to information contained in the Quarterly Report.

          The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission or upon information provided by persons named in Schedule B to this Statement, that the following persons may be deemed to personally beneficially own Shares, as indicated below.

                                Name                                                             No. Shares

          Eugene K. Anderson                                                                                           750
          Glenn R. Simmons                                                                                          41,100

          Harold C. Simmons                                                                                         10,500*
          Robert W. Singer                                                                                          33,384

          J. Walter Tucker, Jr.                                                                                    153,450
          Steven L. Watson                                                                                             250


[FN]
* Shares held by spouse to which beneficial ownership is expressly disclaimed.

          (c) The table below sets forth additional purchases of the Shares by the Reporting Persons during the last 60 days. All of such purchases were effected by Contran on the New York Stock Exchange.


                                                                       Approximate Price
                                                                           Per Share
                                                                  (exclusive of commissions)
          Date                   Amount of Shares

        06/08/94                                300                                  14.875
        06/09/94                              2,000                                  14.875

        06/09/94                              4,800                                  15.00
        06/10/94                              1,200                                  15.00
        06/13/94                              1,100                                  14.875
        06/13/94                              5,700                                  15.00
        06/14/94                              6,100                                  14.875
        06/15/94                              2,900                                  14.875
        06/16/94                              2,400                                  14.875
        06/20/94                              1,100                                  14.875
        06/20/94                              6,100                                  15.00
        06/21/94                              2,200                                  14.875
        06/22/94                              3,100                                  14.875
        06/23/94                                300                                  14.875
        06/24/94                              4,400                                  14.875
        06/27/94                              5,100                                  14.875
        06/28/94                              6,100                                  14.875
        06/29/94                              4,100                                  14.50
        06/30/94                              4,400                                  14.50
        07/01/94                              1,600                                  14.50



                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 7, 1994



                              By:  /s/ Harold C. Simmons
                                   Harold C. Simmons,
                                   Signing in the capacities
                                   listed on Schedule "A" attached
                                   hereto and incorporated herein
                                   by reference.


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 7, 1994



                              By:  /s/ J. Landis Martin
                                   J. Landis Martin,
                                   Signing in the capacities listed
                                   on Schedule "A" attached hereto
                                   and incorporated herein
                                   by reference.


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 7, 1994



                              By:  /s/ William C. Timm
                                   William C. Timm,
                                   Signing in the capacities listed
                                   on Schedule "A" attached hereto
                                   and incorporated herein by
                                   reference.


                                   SCHEDULE A

Harold C. Simmons, individually, and as Trustee of THE COMBINED MASTER RETIREMENT TRUST.

William C. Timm, as Vice President-Finance and Administration of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NATIONAL CITY LINES, INC.
NOA, INC.
VALHI GROUP, INC.
VALHI, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.

J. Landis Martin, as Chief Executive Officer and President of each of:

NL INDUSTRIES, INC.
TREMONT CORPORATION